

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re:** **China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated March 19, 2013**
> **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your response dated March 19, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 50

17. Shareholders' Equity, page 78

1. We reviewed your response to the comment in our letter dated March 4, 2013. You did not provide us with your analysis at inception of all possible outcomes you considered in your evaluation of which component is predominate. In this regard, it appears to us there are two possible outcomes to consider. The first outcome being whether or not your stock price would be above $4 per share when you settled the agreement and the second outcome being whether or not your stock price would be below $4 per share when you settled the agreement. The analysis you provide should be both quantitative and

qualitative. The quantitative part of the analysis should consider your stock price and volatility and the qualitative part should consider any other pertinent information you considered. Based on these quantitative and qualitative factors, you should tell us the likelihood of achieving both outcomes (i.e., 20%, 50% or 90%).

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief